EXHIBIT 99.1

Addex GABAB PAM Candidate Demonstrates Solid Anti-Tussive Activity in Bleomycin IPF-Related Chronic Cough Model

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 29, 2026 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today encouraging preclinical data demonstrating antitussive activity of its GABAB positive allosteric modulator (PAM) candidate in a bleomycin (BLM)-induced idiopathic pulmonary fibrosis (IPF) exacerbated chronic cough model.

“Chronic cough remains a significant unmet medical need, particularly in patients suffering from idiopathic pulmonary fibrosis (IPF), where persistent coughing substantially impacts quality of life and worsens disease burden,” said Tim Dyer, CEO of Addex. “In studies to date, including non-human primates announced last week, robust antitussive efficacy of the compound is combined with a stable respiratory and systemic safety profile, further supporting the therapeutic promise of our GABAB PAM as a novel and well-tolerated approach for chronic cough management.”

In studies evaluating chronic once-daily (QD) administration of a lead GABAB PAM candidate in BLM-exposed animals, robust and sustained antitussive efficacy was observed, with significant reductions in cough frequency and increased cough latency over the treatment period. Improved lung pathology outcomes, including lower Ashcroft scores and reduced percentage of affected lung tissue suggesting an impact on fibrosis, were demonstrated compared to untreated BLM-exposed animals at both Day 7 and Day 28. The safety profile remained favorable, with no meaningful changes in respiratory rate, or body temperature. The compound was well tolerated throughout the study, supporting its potential for chronic administration.

About GABAB activation and chronic cough
The main inhibitory neurotransmitter GABA activates ionotropic (GABAA) and metabotropic (GABAB) types of receptors. GABAB receptors are widely expressed throughout the central and peripheral cough neural circuit as well as in the lungs and airways. Activating GABAB receptors to treat chronic cough has been clinically validated with baclofen, a selective GABAB agonist, that binds the receptor within the GABA binding, orthosteric site. Baclofen is used off-label to treat chronic cough patients, but its wider use is limited due to serious side effects including sedation, short half-life and gradual loss of efficacy during chronic treatment. Targeting an allosteric site of the receptor encompasses many advantages, including higher selectivity, better tolerability and lack of tolerance compared to an orthosteric compound.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.